SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2011

Commission File Number 1-15194m

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Second Quarter 2011 Results August 11, 2011 Page 1

AMBEV REPORTS 2011 SECOND QUARTER RESULTS UNDER IFRS

São Paulo, August 11, 2011 – Companhia de Bebidas das Américas – Ambev [BOVESPA: AMBV4, AMBV3; and NYSE: ABV, ABVc] announces today its results for the 2011 second quarter (Q2 2011). The following financial and operating information, unless otherwise indicated, is presented in nominal Reais  and prepared in accordance with International Financial and Reporting Standards (IFRS), and should be read in conjunction with our quarterly financial information for the three and six months period ended June 30, 2011 filed with the CVM and submitted to the SEC.

This press release segregates the impact of organic changes from those arising from changes in scope or currency translation.
Scope changes represent the impact of acquisitions and divestitures other than those eliminated from the base, the start up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year over year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business. Unless stated, percentage changes in this press release are both organic and normalized in nature. Whenever used in this document, the term “normalized” refers to performance measures (EBITDA, EBIT, Profit, EPS) before special items. Special items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as indicators of the Company’s performance. Comparisons, unless otherwise stated, refer to the second quarter of 2010 (Q2 2010). Values in this release may not add up due to rounding.

OPERATING AND FINANCIAL HIGHLIGHTS

Top line performance: Net sales grew 6.2% driven mainly by price increases across our regions, with Net Revenue/hl growing 7.1% in the period. Organic volume decrease of 0.9% across the regions except for HILA-ex.

Cost of Goods Sold (COGS) and Selling, General & Administrative (SG&A) expenses: COGS/hl increased by 9.3% mainly due to raw materials and packaging costs as well as lower fixed cost dilution, which were partly offset in the quarter by gains in currency hedges. SG&A (excl. depreciation & amortization) increased by 1.6% mainly as a result of general inflation and higher logistic costs partially offset by lower provision for variable compensation and cost savings initiatives.

EBITDA, Operating Cash generation and Profit: Our Normalized EBITDA reached R$ 2,583.6 million in Q2 2011, an organic growth of 9.0%, while margin continued to further expand (+110bps) reaching 44.5% in the period.  Cash generated from operations in Q2 was R$ 2,589.3 million, a 1.4% increase as compared to same 2010 period. Our Normalized Profit was R$ 1,837.3 million (+20.4%), while our Normalized Earnings per share (EPS) grew 20.1%.

Payout and Financial discipline: We announced in the quarter a R$ 1.26 billion payment in dividends and interest on own capital (IOC), paid on Aug 5th, totaling R$ 3.06 billion payout year to date.

Financial highlights - Ambev consolidated			% As	%			% As	%
R$ million	2Q10	2Q11	Reported	Organic	YTD 10	YTD 11	Reported	Organic
Total volumes	36,896.0	36,181.7	-1.9%	-0.9%	77,822.6	76,978.3	-1.1%	-0.3%
Beer	26,783.1	26,093.1	-2.6%	-1.2%	56,182.4	55,569.1	-1.1%	-0.2%
CSD and NANC	10,112.9	10,088.6	-0.2%	0.1%	21,640.2	21,409.2	-1.1%	-0.8%

Net sales	5,678.4	5,811.6	2.3%	6.2%	11,799.8	12,373.7	4.9%	8.5%
Gross profit	3,739.4	3,793.0	1.4%	5.2%	7,861.8	8,248.1	4.9%	8.4%
Gross margin	65.9%	65.3%	-60 bps	-70 bps	66.6%	66.7%	10 bps	-10 bps
EBITDA	2,408.4	2,578.9	7.1%	9.4%	5,182.3	5,676.8	9.5%	11.7%
EBITDA margin	42.4%	44.4%	200 bps	130 bps	43.9%	45.9%	200 bps	130 bps
Normalized EBITDA	2,422.9	2,583.6	6.6%	9.0%	5,229.4	5,682.1	8.7%	10.9%
Normalized EBITDA margin	42.7%	44.5%	180 bps	110 bps	44.3%	45.9%	160 bps	100 bps
Profit - Ambev holders	1,510.2	1,832.6	21.3%		3,160.4	3,921.2	24.1%
Normalized profit - Ambev holders	1,525.5	1,837.3	20.4%		3,242.1	3,926.5	21.1%
No. of share outstanding (millions)	3,095.5	3,104.2			3,095.5	3,104.2
EPS (R$/shares)	0.49	0.59	21.0%		1.02	1.26	23.7%
Normalized EPS	0.49	0.59	20.1%		1.05	1.26	20.8%

Note: Earnings per share calculation is based on outstanding shares (total existing shares excluding shares held in treasury).

Second Quarter 2011 Results

August 11, 2011

SUMMARY

During the second quarter 2011 our normalized consolidated EBITDA totaled R$ 2,583.6 million, a 9.0% organic increase, while our consolidated volumes decreased by 0.9% as a result of negative volume growth in Brazil, Canada and LAS partially offset by our volume performance in HILA-ex.

In Brazil, beverage industry was soft due to a tougher comparison against Q2 2010 volume, which was helped by the FIFA World Cup, and due to a poor weather in May and June. Our beer volume decreased 2.6% in the quarter mainly impacted by a 160 market share loss yoy (despite 110bps share increase on a sequential basis since February) mainly driven by a higher price gap to our competitors. Our CSD volume grew 1.3% with a 10 bps of market share gain. Our Normalized EBITDA in Brazil increased by 9.9% in the quarter with margins expanding 240 bps.

“Our results in Brazil show our ability to deliver profitable growth despite the short term negative volume scenario. We were able to increase our EBITDA margin mainly as a result of our pricing strategy and cost management initiatives”, says João Castro Neves, Chief Executive Officer (CEO) for Ambev.

Regarding Beer Brazil top line, despite a price premium to competitor’s brands above historical averages we still achieved the third best market share average ever for a second quarter and have been consistently gaining market share since February with brand preference scores improving constantly.  Innovation remains a key priority to push further our market share and brand preference and, as part of our 2011 pipeline, we will launch Budweiser in Brazil at the end of this month.

HILA-ex reported a volume growth of 10.6% and a negative EBITDA of R$ 9.5 million in the quarter. João Castro Neves comments: “In HILA-ex we are focused on increasing market share in the region as well as on pursuing a better profitability in the medium term”.

Latin America South contributed with Normalized EBITDA of R$ 328.1 million in the period, posting solid organic EBITDA growth ratios in both beer and soft drinks in spite of poor market performance in soft drinks and cost pressures. “We reached a 20.0% EBITDA growth in the quarter based on revenue management initiatives and support to our portfolio, focusing on Stella Artois and our mainstream brands in each country despite increasing pressures in raw materials and labor costs. The overall beer market is recovering while we achieved market share gains in the region”, says Bernardo Paiva, CEO for Latin America South.

In Canada, Labatt delivered Normalized EBITDA of R$ 414.6 million in the quarter, registering an organic decrease of 3.0% mainly because of marketing investments phasing. "The second quarter was one of relative stability for Labatt, characterized by an improvement in the industry trend and marginal upsides in both market share and net revenue.  A key contributor to this stability was the positive evolution of our brand health indicators, which was coupled with higher investments behind our focus brands”, says Bary Benun, Labatt's President.

“Overall, we had a quarter in which we registered important margin expansion in order to compensate for a lower revenue growth driven by a softer industry in most regions where we operate. We are also adjusting our cost base for a tougher year in volumes, without compromising our long term goals”, says João Castro Neves, CEO for Ambev.

Looking towards the rest of the year, we expect that Brazil EBITDA margin may further improve as we benefit from favorable comps versus 2010 due to the concentration of the impact of imported cans on Beer COGS in the second half of last year, with our full year COGS/hl expected to be in line with inflation. Additionally, margins may expand as a result of the continued decrease of extra logistics costs in the 2nd semester of 2011 as compared to 2010.

We believe that the short term industry softness may revert as we approach 2012 and start to benefit from stronger disposable income resulting from the expected increase of minimum wage in Brazil early next year by 7.5% in real terms. Therefore, the announced plan to invest up to R$ 2.5 billion in Brazil remains on track and we have already invested approximately R$ 1.4 billion year to date.

Second Quarter 2011 Results

August 11, 2011

Ambev Consolidated Income Statement

Consolidated income statement			Currency Translation	Organic Growth		% As	%
R$ million	2Q10	Scope			2Q11	Reported	Organic
Net revenue	5,678.4	(51.3)	(165.7)	350.2	5,811.6	2.3%	6.2%
Cost of goods sold (COGS)	(1,939.0)	10.1	68.5	(158.2)	(2,018.6)	4.1%	8.3%
Gross profit	3,739.4	(41.2)	(97.2)	192.0	3,793.0	1.4%	5.2%
Selling, general and administrative (SG&A)	(1,771.3)	12.7	52.5	(14.4)	(1,720.4)	-2.9%	0.8%
Other operating income	117.1	(0.4)	1.1	43.7	161.5	37.9%	37.4%
Normalized operating income (normalized EBIT)	2,085.2	(28.8)	(43.5)	221.3	2,234.1	7.1%	10.6%
Special items above EBIT	(15.2)	-	0.5	9.9	(4.8)	nm	nm
Net finance cost	(105.5)				(25.4)	-76.0%
Share of results of associates	(0.1)				0.0	nm
Income tax expense	(436.5)				(358.3)	-17.9%
Profit	1,527.9				1,845.7	20.8%
Attributable to Ambev holders	1,510.2				1,832.6	21.3%
Attributable to non-controlling interests	17.7				13.1	nm
Normalized profit	1,543.1				1,850.5	19.9%
Attributable to Ambev holders	1,525.5				1,837.3	20.4%

Normalized EBITDA	2,422.9	(0.8)	(55.8)	217.5	2,583.6	6.6%	9.0%

Consolidated income statement			Currency Translation	Organic Growth		% As	%
R$ million	YTD10	Scope			YTD11	Reported	Organic
Net revenue	11,799.8	(101.9)	(314.7)	990.5	12,373.7	4.9%	8.5%
Cost of goods sold (COGS)	(3,938.0)	21.6	125.0	(334.2)	(4,125.7)	4.8%	8.6%
Gross profit	7,861.8	(80.4)	(189.6)	656.3	8,248.1	4.9%	8.4%
Selling, general and administrative (SG&A)	(3,522.1)	36.9	90.4	(162.1)	(3,556.9)	1.0%	4.7%
Other operating income	211.1	(0.4)	1.9	84.2	296.8	40.6%	40.0%
Normalized operating income (normalized EBIT)	4,550.7	(43.9)	(97.2)	578.4	4,988.0	9.6%	12.7%
Special items above EBIT	(81.6)	-	0.7	75.7	(5.3)	nm	nm
Net finance cost	(292.1)				(70.8)	-75.7%
Share of results of associates	(0.0)				0.1	nm
Income tax expense	(998.1)				(960.2)	-3.8%
Profit	3,178.8				3,951.7	24.3%
Attributable to Ambev holders	3,160.4				3,921.2	24.1%
Attributable to non-controlling interests	18.3				30.5	nm
Normalized profit	3,260.4				3,957.0	21.4%
Attributable to Ambev holders	3,242.1				3,926.5	21.1%

Normalized EBITDA	5,229.4	2.8	(118.0)	567.8	5,682.1	8.7%	10.9%

Second Quarter 2011 Results

August 11, 2011

Ambev – Consolidated results

Ambev - Consolidated results

The combination of Ambev’s operations in Latin America North (LAN), Latin America South (LAS) and Canada’s business units, eliminating intercompany transactions, comprise our consolidated financial statements. The figures shown below are on an as-reported basis.

Second Quarter 2011 Results

August 11, 2011

Ambev Consolidated

The following table sets forth the consolidated results of Ambev for Q2 2011.

Ambev delivered normalized EBITDA of R$ 2,583.6 million in the quarter with margin expansion of 110 bps.

Ambev results			Currency Translation	Organic Growth		% As	%
R$ million	2Q10	Scope			2Q11	Reported	Organic
Volume ('000 hl)	36,896.0	(400.9)	-	(313.5)	36,181.7	-1.9%	-0.9%
Net revenue	5,678.4	(51.3)	(165.7)	350.2	5,811.6	2.3%	6.2%
Net revenue/hl	153.9	0.3	(4.6)	11.0	160.6	4.4%	7.1%
COGS	(1,939.0)	10.1	68.5	(158.2)	(2,018.6)	4.1%	8.3%
COGS/hl	(52.6)	(0.3)	1.9	(4.8)	(55.8)	6.2%	9.3%
Gross profit	3,739.4	(41.2)	(97.2)	192.0	3,793.0	1.4%	5.2%
Gross margin	65.9%				65.3%	-60 bps	-70 bps
SG&A excl. deprec.&amort.	(1,625.8)	18.1	48.6	(25.1)	(1,584.1)	-2.6%	1.6%
SG&A deprec.&amort.	(145.6)	(5.3)	3.9	10.7	(136.3)	-6.4%	-7.5%
SG&A total	(1,771.3)	12.7	52.5	(14.4)	(1,720.4)	-2.9%	0.8%
Other operating income	117.1	(0.4)	1.1	43.7	161.5	37.9%	37.4%
Normalized EBIT	2,085.2	(28.8)	(43.5)	221.3	2,234.1	7.1%	10.6%
Normalized EBIT margin	36.7%				38.4%	170 bps	150 bps
Normalized EBITDA	2,422.9	(0.8)	(55.8)	217.5	2,583.6	6.6%	9.0%
Normalized EBITDA margin	42.7%				44.5%	180 bps	110 bps

Ambev results			Currency Translation	Organic Growth		% As	%
R$ million	YTD10	Scope			YTD11	Reported	Organic
Volume ('000 hl)	77,822.6	(595.6)	-	(248.7)	76,978.3	-1.1%	-0.3%
Net revenue	11,799.8	(101.9)	(314.7)	990.5	12,373.7	4.9%	8.5%
Net revenue/hl	151.6	(0.2)	(4.1)	13.4	160.7	6.0%	8.8%
COGS	(3,938.0)	21.6	125.0	(334.2)	(4,125.7)	4.8%	8.6%
COGS/hl	(50.6)	(0.1)	1.6	(4.5)	(53.6)	5.9%	9.0%
Gross profit	7,861.8	(80.4)	(189.6)	656.3	8,248.1	4.9%	8.4%
Gross margin	66.6%				66.7%	10 bps	-10 bps
SG&A excl. deprec.&amort.	(3,228.6)	45.8	83.5	(189.3)	(3,288.7)	1.9%	5.9%
SG&A deprec.&amort.	(293.5)	(8.9)	7.0	27.3	(268.2)	-8.6%	-9.4%
SG&A total	(3,522.1)	36.9	90.4	(162.1)	(3,556.9)	1.0%	4.7%
Other operating income	211.1	(0.4)	1.9	84.2	296.8	40.6%	40.0%
Normalized EBIT	4,550.7	(43.9)	(97.2)	578.4	4,988.0	9.6%	12.7%
Normalized EBIT margin	38.6%				40.3%	170 bps	150 bps
Normalized EBITDA	5,229.4	2.8	(118.0)	567.8	5,682.1	8.7%	10.9%
Normalized EBITDA margin	44.3%				45.9%	160 bps	100 bps

Second Quarter 2011 Results

August 11, 2011

Latin America North (LAN)

Our LAN region is comprised of our Brazil Beer and Brazil CSD & Nanc business as well as our businesses in the Hila-Ex countries.

LAN delivered normalized EBITDA of R$ 1,840.9 million in the quarter representing an organic growth of 10.3% with margin growth of 230 bps.

LAN results			Currency Translation	Organic Growth		% As	%
R$ million	2Q10	Scope			2Q11	Reported	Organic
Volume ('000 hl)	26,937.9	(180.4)	-	(253.0)	26,504.4	-1.6%	-0.9%
Net revenue	3,865.4	(25.7)	(13.3)	177.9	4,004.4	3.6%	4.6%
Net revenue/hl	143.5	0.0	(0.5)	8.1	151.1	5.3%	5.6%
COGS	(1,292.5)	(5.0)	8.5	(79.1)	(1,368.2)	5.9%	6.2%
COGS/hl	(48.0)	(0.5)	0.3	(3.4)	(51.6)	7.6%	7.2%
Gross profit	2,572.9	(30.7)	(4.8)	98.8	2,636.2	2.5%	3.9%
Gross margin	66.6%				65.8%	-70 bps	-50 bps
SG&A excl. deprec.&amort.	(1,138.1)	17.4	6.8	24.6	(1,089.4)	-4.3%	-2.2%
SG&A deprec.&amort.	(109.8)	(5.3)	0.9	6.4	(107.8)	-1.8%	-5.9%
SG&A total	(1,248.0)	12.1	7.7	31.0	(1,197.2)	-4.1%	-2.5%
Other operating income	112.1	(0.4)	0.0	47.9	159.6	42.4%	42.9%
Normalized EBIT	1,437.0	(19.1)	3.0	177.7	1,598.6	11.2%	12.3%
Normalized EBIT margin	37.2%				39.9%	270 bps	280 bps
Normalized EBITDA	1,659.6	8.9	1.4	171.0	1,840.9	10.9%	10.3%
Normalized EBITDA margin	42.9%				46.0%	300 bps	230 bps

LAN results			Currency Translation	Organic Growth		% As	%
R$ million	YTD10	Scope			YTD11	Reported	Organic
Volume ('000 hl)	56,364.9	(362.2)	-	(379.8)	55,623.0	-1.3%	-0.7%
Net revenue	8,199.3	(71.9)	(23.2)	619.3	8,723.5	6.4%	7.6%
Net revenue/hl	145.5	(0.3)	(0.4)	12.1	156.8	7.8%	8.4%
COGS	(2,648.9)	5.7	15.4	(202.7)	(2,830.5)	6.9%	7.8%
COGS/hl	(47.0)	(0.2)	0.3	(4.0)	(50.9)	8.3%	8.5%
Gross profit	5,550.4	(66.2)	(7.7)	416.5	5,893.0	6.2%	7.5%
Gross margin	67.7%				67.6%	-10 bps	bps
SG&A excl. deprec.&amort.	(2,253.9)	45.2	12.3	(96.9)	(2,293.4)	1.8%	4.4%
SG&A deprec.&amort.	(227.0)	(8.9)	1.6	23.1	(211.1)	-7.0%	-10.4%
SG&A total	(2,480.9)	36.3	13.8	(73.8)	(2,504.5)	1.0%	3.0%
Other operating income	214.6	(0.4)	(0.0)	83.1	297.2	38.5%	38.8%
Normalized EBIT	3,284.1	(30.3)	6.1	425.9	3,685.7	12.2%	12.9%
Normalized EBIT margin	40.1%				42.2%	220 bps	200 bps
Normalized EBITDA	3,735.0	16.4	3.4	408.4	4,163.1	11.5%	10.9%
Normalized EBITDA margin	45.6%				47.7%	220 bps	140 bps

Second Quarter 2011 Results

August 11, 2011

Ambev Brazil

Our Brazil business unit delivered normalized EBITDA of R$ 1,850.4 million in the quarter, representing an organic growth of 9.9% and a margin expansion of 240 bps to 47.6%.

Our performance in Brazil for the second quarter 2011 showed margin expansion in both Beer and Soft Drinks businesses despite negative volume growth driven by poor weather and beer market share losses versus last year. Revenue growth came mainly from price increases while COGS increase was primarily due to higher raw material and packaging costs as well as lower fixed cost dilution. SG&A, excluding depreciation and amortization, was impacted mainly by general inflation and higher logistics costs, which were more than offset by cost savings initiatives and lower provision for variable compensation.

Ambev Brazil results			Currency Translation	Organic Growth		% As	%
R$ million	2Q10	Scope			2Q11	Reported	Organic
Volume ('000 hl)	25,372.6			(399.9)	24,972.8	-1.6%	-1.6%
Net revenue	3,730.4			161.1	3,891.5	4.3%	4.3%
Net revenue/hl	147.0			8.8	155.8	6.0%	6.0%
COGS	(1,201.9)	(23.3)		(72.1)	(1,297.3)	7.9%	6.0%
COGS/hl	(47.4)	(0.9)		(3.7)	(51.9)	9.7%	7.7%
Gross profit	2,528.5	(23.3)		89.0	2,594.2	2.6%	3.5%
Gross margin	67.8%			0.0%	66.7%	-110 bps	-50 bps
SG&A excl. deprec.&amort.	(1,062.3)			29.6	(1,032.7)	-2.8%	-2.8%
SG&A deprec.&amort.	(100.3)	(7.0)		7.7	(99.6)	-0.7%	-7.7%
SG&A total	(1,162.6)	(7.0)		37.3	(1,132.3)	-2.6%	-3.2%
Other operating income	111.2			48.5	159.7	43.6%	43.6%
Normalized EBIT	1,477.1	(30.3)		174.7	1,621.6	9.8%	11.8%
Normalized EBIT margin	39.6%			0.0%	41.7%	210 bps	290 bps
Normalized EBITDA	1,683.1			167.4	1,850.4	9.9%	9.9%
Normalized EBITDA margin	45.1%			0.0%	47.6%	240 bps	240 bps

Ambev Brazil results			Currency Translation	Organic Growth		% As	%
R$ million	YTD10	Scope			YTD11	Reported	Organic
Volume ('000 hl)	53,205.3			(713.0)	52,492.2	-1.3%	-1.3%
Net revenue	7,906.1			581.1	8,487.2	7.3%	7.3%
Net revenue/hl	148.6			13.1	161.7	8.8%	8.8%
COGS	(2,459.2)	(39.3)		(177.5)	(2,676.0)	8.8%	7.2%
COGS/hl	(46.2)	(0.7)		(4.0)	(51.0)	10.3%	8.7%
Gross profit	5,447.0	(39.3)		403.5	5,811.2	6.7%	7.4%
Gross margin	68.9%				68.5%	-40 bps	bps
SG&A excl. deprec.&amort.	(2,088.9)			(87.6)	(2,176.6)	4.2%	4.2%
SG&A deprec.&amort.	(205.9)	(13.7)		25.0	(194.6)	-5.5%	-12.1%
SG&A total	(2,294.9)	(13.7)		(62.6)	(2,371.1)	3.3%	2.7%
Other operating income	213.7			82.9	296.6	38.8%	38.8%
Normalized EBIT	3,365.8	(52.9)		423.8	3,736.7	11.0%	12.6%
Normalized EBIT margin	42.6%				44.0%	150 bps	210 bps
Normalized EBITDA	3,781.2			405.7	4,186.9	10.7%	10.7%
Normalized EBITDA margin	47.8%				49.3%	150 bps	150 bps

Second Quarter 2011 Results

August 11, 2011

Beer Brazil

Beer Brazil results			Currency Translation	Organic Growth		% As	%
R$ million	2Q10	Scope			2Q11	Reported	Organic
Volume ('000 hl)	18,920.1		-	(484.0)	18,436.2	-2.6%	-2.6%
Net revenue	3,097.0		-	164.9	3,261.9	5.3%	5.3%
Net revenue/hl	163.7		-	13.2	176.9	8.1%	8.1%
COGS	(907.8)	(18.6)	-	(54.7)	(981.1)	8.1%	6.0%
COGS/hl	(48.0)	(1.0)	-	(4.3)	(53.2)	10.9%	8.9%
Gross profit	2,189.2	(18.6)	-	110.2	2,280.8	4.2%	5.0%
Gross margin	70.7%		0.0%	0.0%	69.9%	-80 bps	-20 bps
SG&A excl. deprec.&amort.	(950.5)		-	11.0	(939.4)	-1.2%	-1.2%
SG&A deprec.&amort.	(76.6)	(5.2)	-	6.8	(75.0)	-2.1%	-8.9%
SG&A total	(1,027.1)	(5.2)	-	17.9	(1,014.4)	-1.2%	-1.7%
Other operating income	87.5		-	34.5	122.0	39.4%	39.4%
Normalized EBIT	1,249.7	(23.8)	-	162.5	1,388.4	11.1%	13.0%
Normalized EBIT margin	40.4%		0.0%	0.0%	42.6%	220 bps	290 bps
Normalized EBITDA	1,409.1		-	153.9	1,563.0	10.9%	10.9%
Normalized EBITDA margin	45.5%		0.0%	0.0%	47.9%	240 bps	240 bps

Beer Brazil results			Currency Translation	Organic Growth		% As	%
R$ million	YTD10	Scope			YTD11	Reported	Organic
Volume ('000 hl)	39,642.3	-	-	(444.4)	39,197.9	-1.1%	-1.1%
Net revenue	6,578.8	-	-	578.5	7,157.3	8.8%	8.8%
Net revenue/hl	166.0	-	-	16.6	182.6	10.0%	10.0%
COGS	(1,862.6)	(30.7)	-	(174.9)	(2,068.1)	11.0%	9.4%
COGS/hl	(47.0)	(0.8)	-	(5.0)	(52.8)	12.3%	10.6%
Gross profit	4,716.3	(30.7)	-	403.7	5,089.2	7.9%	8.6%
Gross margin	71.7%	-	0.0%	0.0%	71.1%	-60 bps	-20 bps
SG&A excl. deprec.&amort.	(1,844.9)	-	-	(94.9)	(1,939.8)	5.1%	5.1%
SG&A deprec.&amort.	(157.4)	(10.2)	-	20.6	(147.0)	-6.6%	-13.1%
SG&A total	(2,002.3)	(10.2)	-	(74.3)	(2,086.8)	4.2%	3.7%
Other operating income	171.9	-	-	60.5	232.4	35.2%	35.2%
Normalized EBIT	2,885.9	(40.9)	-	389.9	3,234.8	12.1%	13.5%
Normalized EBIT margin	43.9%	-	0.0%	0.0%	45.2%	130 bps	190 bps
Normalized EBITDA	3,206.8	-	-	374.8	3,581.6	11.7%	11.7%
Normalized EBITDA margin	48.7%	-	0.0%	0.0%	50.0%	130 bps	130 bps

Our beer volumes in Brazil posted organic volume contraction of 2.6% during Q2 2011 driven by industry decline combined with a lower average market share in the quarter (-160 bps versus last year despite +110bps on a sequential basis since February) as we opened our price gap to our competitors.

Net Revenue/hl increased 8.1% in Q2 2011 mainly due to our price increases and a higher direct distribution weight, which were partially offset by higher taxes, mainly excise taxes.

COGS/hl increased by 8.9% in the quarter due to higher raw materials and packaging costs (mainly aluminum) as well as lower fixed cost dilution due to negative volume growth, partially offset by currency gains and easier comparison on imported cans from 2Q10.

SG&A, excluding depreciation and amortization, decreased by 1.2% in the period due to general inflation and higher logistic costs which were more than offset by lower provisions for variable compensation and cost savings initiatives.

Beer Brazil normalized EBITDA increased by 10.9% reaching R$ 1,563.0 million in the quarter.

Second Quarter 2011 Results

August 11, 2011

CSD & NANC Brazil

CSD&Nanc Brazil results			Currency Translation	Organic Growth		% As	%
R$ million	2Q10	Scope			2Q11	Reported	Organic
Volume ('000 hl)	6,452.5	-	-	84.1	6,536.6	1.3%	1.3%
Net revenue	633.3	-	-	(3.7)	629.6	-0.6%	-0.6%
Net revenue/hl	98.2	-	-	(1.8)	96.3	-1.9%	-1.9%
COGS	(294.1)	(4.7)	-	(17.4)	(316.2)	7.5%	5.9%
COGS/hl	(45.6)	(0.7)	-	(2.1)	(48.4)	6.1%	4.5%
Gross profit	339.3	(4.7)	-	(21.2)	313.4	-7.6%	-6.2%
Gross margin	53.6%	-	0.0%	0.0%	49.8%	-380 bps	-300 bps
SG&A excl. deprec.&amort.	(111.8)	-	-	18.5	(93.3)	-16.6%	-16.6%
SG&A deprec.&amort.	(23.7)	(1.8)	-	0.8	(24.6)	4.0%	-3.5%
SG&A total	(135.5)	(1.8)	-	19.4	(117.9)	-13.0%	-14.3%
Other operating income	23.7	-	-	14.0	37.6	59.1%	59.1%
Normalized EBIT	227.4	(6.5)	-	12.2	233.1	2.5%	5.4%
Normalized EBIT margin	35.9%	-	0.0%	0.0%	37.0%	110 bps	210 bps
Normalized EBITDA	274.0	-	-	13.5	287.5	4.9%	4.9%
Normalized EBITDA margin	43.3%	-	0.0%	0.0%	45.7%	240 bps	240 bps

CSD&Nanc Brazil results			Currency Translation	Organic Growth		% As	%
R$ million	YTD10	Scope			YTD11	Reported	Organic
Volume ('000 hl)	13,563.0	-	-	(268.6)	13,294.4	-2.0%	-2.0%
Net revenue	1,327.3	-	-	2.5	1,329.9	0.2%	0.2%
Net revenue/hl	97.9	-	-	2.2	100.0	2.2%	2.2%
COGS	(596.6)	(8.6)	-	(2.7)	(607.9)	1.9%	0.4%
COGS/hl	(44.0)	(0.6)	-	(1.1)	(45.7)	3.9%	2.5%
Gross profit	730.7	(8.6)	-	(0.1)	722.0	-1.2%	0.0%
Gross margin	55.1%	-	0.0%	0.0%	54.3%	-80 bps	-10 bps
SG&A excl. deprec.&amort.	(244.0)	-	-	7.3	(236.7)	-3.0%	-3.0%
SG&A deprec.&amort.	(48.5)	(3.4)	-	4.3	(47.6)	-1.9%	-9.0%
SG&A total	(292.6)	(3.4)	-	11.7	(284.3)	-2.8%	-4.0%
Other operating income	41.8	-	-	22.3	64.1	53.5%	53.5%
Normalized EBIT	479.9	(12.0)	-	33.9	501.8	4.6%	7.1%
Normalized EBIT margin	36.2%	-	0.0%	0.0%	37.7%	160 bps	250 bps
Normalized EBITDA	574.4	-	-	30.9	605.3	5.4%	5.4%
Normalized EBITDA margin	43.3%	-	0.0%	0.0%	45.5%	220 bps	220 bps

Our CSD & Nanc Brazil volume increased 1.3% as a result of soft industry growth and some market share gains.

Net Revenues/hl decreased 1.9% organically in the period, in which price increases were not sufficient to offset excise tax increases.

COGS/hl grew by 4.5% due to higher aluminum and PET resin prices, partially offset by currency gains.

SG&A, excluding depreciation and amortization, decreased 16.6%, mainly as a result of lower provision for variable compensation and phasing of marketing expenses, partially offset by higher logistics costs.

CSD & Nanc Brazil normalized EBITDA increased by 4.9% and reached R$ 287.5 million in the quarter.

Second Quarter 2011 Results

August 11, 2011

HILA-ex Consolidated

HILA-Ex results			Currency Translation	Organic Growth		% As	%
R$ million	2Q10	Scope			2Q11	Reported	Organic
Volume total ('000 hl)	1,565.2	(180.4)	-	146.9	1,531.7	-2.1%	10.6%
Beer volume ('000 hl)	630.2	(142.0)	-	88.7	576.9	-8.5%	18.2%
CSD volume ('000 hl)	935.1	(38.4)	-	58.1	954.8	2.1%	6.5%
Net revenue	135.1	(25.7)	(13.3)	16.8	112.9	-16.4%	15.4%
Net revenue/hl	86.3	(7.3)	(8.7)	3.4	73.7	-14.6%	4.3%
COGS	(90.7)	18.3	8.5	(7.0)	(70.9)	-21.8%	9.6%
COGS/hl	(57.9)	5.6	5.6	0.5	(46.3)	-20.1%	-0.9%
Gross profit	44.4	(7.5)	(4.8)	9.8	42.0	-5.4%	26.5%
Gross margin	32.9%	-	0.0%	0.0%	37.2%	430 bps	330 bps
SG&A excl. deprec.&amort.	(75.8)	17.4	6.8	(5.0)	(56.6)	-25.3%	8.6%
SG&A deprec.&amort.	(9.6)	1.7	0.9	(1.3)	(8.2)	-13.8%	16.2%
SG&A total	(85.4)	19.0	7.7	(6.3)	(64.9)	-24.0%	9.5%
Other operating income/expenses	0.9	(0.4)	0.0	(0.6)	(0.1)	-109.4%	-118.8%
Normalized EBIT	(40.1)	11.2	3.0	3.0	(23.0)	42.7%	10.3%
Normalized EBIT margin	-29.7%	-	0.0%	0.0%	-20.3%	930 bps	590 bps
Normalized EBITDA	(23.4)	8.9	1.4	3.7	(9.5)	59.6%	25.2%
Normalized EBITDA margin	-17.4%	-	0.0%	0.0%	-8.4%	900 bps	470 bps

HILA-Ex esults			Currency Translation	Organic Growth		% As	%
R$ million	YTD10	Scope			YTD11	Reported	Organic
Volume total ('000 hl)	3,159.7	(362.2)	-	333.3	3,130.7	-0.9%	11.9%
Beer volume ('000 hl)	1,214.3	(295.0)	-	185.9	1,105.2	-9.0%	20.2%
CSD volume ('000 hl)	1,945.4	(67.3)	-	147.3	2,025.5	4.1%	7.8%
Net revenue	293.2	(71.9)	(23.2)	38.2	236.3	-19.4%	17.3%
Net revenue/hl	92.8	(13.7)	(7.4)	3.8	75.5	-18.7%	4.8%
COGS	(189.8)	45.0	15.4	(25.2)	(154.5)	-18.6%	17.4%
COGS/hl	(60.1)	8.3	4.9	(2.5)	(49.4)	-17.8%	4.9%
Gross profit	103.4	(26.9)	(7.7)	13.0	81.8	-20.9%	17.0%
Gross margin	35.3%		0.0%	0.0%	34.6%	-70 bps	-10 bps
SG&A excl. deprec.&amort.	(165.0)	45.2	12.3	(9.3)	(116.8)	-29.2%	7.8%
SG&A deprec.&amort.	(21.0)	4.8	1.6	(1.8)	(16.5)	-21.4%	11.3%
SG&A total	(186.0)	49.9	13.8	(11.1)	(133.4)	-28.3%	8.2%
Other operating income/expenses	0.9	(0.4)	(0.0)	0.2	0.6	-28.7%	46.4%
Normalized EBIT	(81.7)	22.6	6.1	2.1	(51.0)	37.6%	3.5%
Normalized EBIT margin	-27.9%		0.0%	0.0%	-21.6%	630 bps	470 bps
Normalized EBITDA	(46.3)	16.4	3.4	2.7	(23.8)	48.6%	9.0%
Normalized EBITDA margin	-15.8%		0.0%	0.0%	-10.1%	570 bps	300 bps

HILA-ex volumes increased 10.6% in Q2 2011 as a result of industry growth and market share gains in most countries in which we operate.

Net Revenue per hectoliter was up 4.3% due to price increases in line with inflation for the Region.

COGS/hl decreased by 0.9% in the quarter mainly as a result of lower packaging costs.

SG&A, excluding depreciation and amortization, increased 8.6% in the quarter due to higher volumes and general inflation.

HILA’s normalized EBITDA increased R$ 3.7 million organically in the quarter.

Scope changes in HILA-ex relate to the Venezuela transaction that took place in October 2010.

Second Quarter 2011 Results

August 11, 2011

Latin America South (LAS)

Our LAS operation improved its beer volume performance as a result of industry growth in most of our operations and market share gains throughout the Region. We are also achieving better results in our soft-drinks business in spite of increasing cost pressures and a strong contraction in the industry. We have achieved an organic EBITDA growth of 20.0% and a consolidated EBITDA of R$ 328.1 million in the quarter, while our EBITDA margin reached 39.8%.

LAS results			Currency Translation	Organic Growth		% As	%
R$ million	2Q10	Scope			2Q11	Reported	Organic
Volume ('000 hl)	6,771.5	-	-	(11.3)	6,760.2	-0.2%	-0.2%
Net revenue	723.9	-	(87.1)	187.7	824.5	13.9%	25.9%
Net revenue/hl	106.9	-	(12.9)	27.9	122.0	14.1%	26.1%
COGS	(315.0)	-	39.6	(82.4)	(357.7)	13.6%	26.2%
COGS/hl	(46.5)	-	5.9	(12.3)	(52.9)	13.8%	26.4%
Gross profit	408.9	-	(47.5)	105.3	466.8	14.1%	25.8%
Gross margin	56.5%	-	0.0%	0.0%	56.6%	10 bps	-10 bps
SG&A excl. deprec.&amort.	(164.6)	-	19.5	(38.4)	(183.6)	11.5%	23.3%
SG&A deprec.&amort.	(17.2)	-	2.3	(4.1)	(19.1)	10.7%	24.0%
SG&A total	(181.9)	-	21.8	(42.5)	(202.6)	11.4%	23.4%
Other operating income	3.2	-	1.3	(6.9)	(2.4)	nm	nm
Normalized EBIT	230.3	-	(24.5)	56.0	261.7	13.7%	24.3%
Normalized EBIT margin	31.8%	-	0.0%	0.0%	31.7%	-10 bps	-40 bps
Normalized EBITDA	300.2	-	(32.1)	60.0	328.1	9.3%	20.0%
Normalized EBITDA margin	41.5%	-	0.0%	0.0%	39.8%	-170 bps	-200 bps

LAS results			Currency Translation	Organic Growth		% As	%
R$ million	YTD10	Scope			YTD11	Reported	Organic
Volume ('000 hl)	15,964.9	-	-	328.9	16,293.8	2.1%	2.1%
Net revenue	1,768.0	-	(213.6)	429.1	1,983.4	12.2%	24.3%
Net revenue/hl	110.7	-	(13.1)	24.1	121.7	9.9%	21.8%
COGS	(696.4)	-	85.7	(172.6)	(783.3)	12.5%	24.8%
COGS/hl	(43.6)	-	5.3	(9.7)	(48.1)	10.2%	22.3%
Gross profit	1,071.6	-	(127.9)	256.4	1,200.1	12.0%	23.9%
Gross margin	60.6%	-	0.0%	0.0%	60.5%	-10 bps	-20 bps
SG&A excl. deprec.&amort.	(363.3)	-	44.0	(93.7)	(413.0)	13.7%	25.8%
SG&A deprec.&amort.	(34.8)	-	4.5	(7.6)	(37.9)	8.9%	21.8%
SG&A total	(398.0)	-	48.5	(101.3)	(450.8)	13.3%	25.4%
Other operating income	(4.6)	-	2.2	(4.5)	(6.9)	49.1%	97.5%
Normalized EBIT	668.9	-	(77.2)	150.6	742.4	11.0%	22.5%
Normalized EBIT margin	37.8%	-	0.0%	0.0%	37.4%	-40 bps	-50 bps
Normalized EBITDA	806.9	-	(91.5)	164.7	880.0	9.1%	20.4%
Normalized EBITDA margin	45.6%	-	0.0%	0.0%	44.4%	-130 bps	-140 bps

Second Quarter 2011 Results

August 11, 2011

LAS Beer

LAS Beer			Currency Translation	Organic Growth		% As	%
R$ million	2Q10	Scope			2Q11	Reported	Organic
Volume ('000 hl)	4,046.1	-	-	116.8	4,163.0	2.9%	2.9%
Net revenue	524.5	-	(55.3)	134.2	603.3	15.0%	25.6%
Net revenue/hl	129.6	-	(13.3)	28.6	144.9	11.8%	22.1%
COGS	(184.5)	-	18.7	(46.4)	(212.2)	15.0%	25.2%
COGS/hl	(45.6)	-	4.5	(9.9)	(51.0)	11.8%	21.7%
Gross profit	340.0	-	(36.6)	87.8	391.1	15.0%	25.8%
Gross margin	64.8%	-	0.0%	0.0%	64.8%	bps	10 bps
SG&A excl. deprec.&amort.	(118.2)	-	12.8	(31.2)	(136.6)	15.6%	26.4%
SG&A deprec.&amort.	(10.0)	-	1.2	(3.0)	(11.7)	17.5%	30.0%
SG&A total	(128.2)	-	14.0	(34.2)	(148.3)	15.7%	26.7%
Other operating income	0.8	-	1.7	(7.3)	(4.8)	nm	nm
Normalized EBIT	212.6	-	(20.9)	46.3	238.0	11.9%	21.8%
Normalized EBIT margin	40.5%	-	0.0%	0.0%	39.4%	-110 bps	-120 bps
Normalized EBITDA	267.7	-	(26.5)	48.9	290.1	8.3%	18.3%
Normalized EBITDA margin	51.0%	-	0.0%	0.0%	48.1%	-300 bps	-300 bps

LAS Beer			Currency Translation	Organic Growth		% As	%
R$ million	YTD10	Scope			YTD11	Reported	Organic
Volume ('000 hl)	9,833.1	-	-	371.4	10,204.5	3.8%	3.8%
Net revenue	1,299.0	-	(142.9)	301.6	1,457.7	12.2%	23.2%
Net revenue/hl	132.1	-	(14.0)	24.8	142.9	8.1%	18.7%
COGS	(406.3)	-	41.2	(87.2)	(452.3)	11.3%	21.5%
COGS/hl	(41.3)	-	4.0	(7.0)	(44.3)	7.3%	17.0%
Gross profit	892.7	-	(101.7)	214.4	1,005.4	12.6%	24.0%
Gross margin	68.7%	-	0.0%	0.0%	69.0%	30 bps	40 bps
SG&A excl. deprec.&amort.	(259.4)	-	28.9	(68.4)	(298.9)	15.2%	26.4%
SG&A deprec.&amort.	(19.5)	-	2.5	(6.1)	(23.1)	18.9%	31.6%
SG&A total	(278.9)	-	31.4	(74.5)	(322.0)	15.5%	26.7%
Other operating income	(5.0)	-	2.6	(7.1)	(9.5)	89.1%	140.6%
Normalized EBIT	608.8	-	(67.7)	132.8	673.9	10.7%	21.8%
Normalized EBIT margin	46.9%	-	0.0%	0.0%	46.2%	-60 bps	-50 bps
Normalized EBITDA	716.1	-	(78.1)	144.8	782.8	9.3%	20.2%
Normalized EBITDA margin	55.1%	-	0.0%	0.0%	53.7%	-140 bps	-130 bps

Beer volumes grew organically 2.9% in the quarter, reflecting industry recovery in most of our markets. We gained market share in the region with strong communication and support to our mainstream and premium brands.

Net Revenue/hl grew 22.1% in the quarter driven mainly by price increases in line with inflation for the Region.

COGS/hl increased 21.7% in the period as a result of higher costs of malt, labor and packaging materials.

SG&A, excluding depreciation and amortization, increased 26.4% in the quarter driven by general inflation, higher personnel-related expenses and a strong marketing support to our brands.

LAS Beer EBITDA increased 18.3% in the quarter totaling R$ 290.1 million.

Second Quarter 2011 Results

August 11, 2011

LAS CSD & NANC

LAS CSD&Nanc			Currency Translation	Organic Growth		% As	%
R$ million	2Q10	Scope			2Q11	Reported	Organic
Volume ('000 hl)	2,725.4	-	-	(128.1)	2,597.2	-4.7%	-4.7%
Net revenue	199.4	-	(31.7)	53.5	221.2	10.9%	26.8%
Net revenue/hl	73.2	-	(12.2)	24.2	85.2	16.4%	33.1%
COGS	(130.5)	-	20.9	(35.9)	(145.5)	11.5%	27.5%
COGS/hl	(47.9)	-	8.0	(16.2)	(56.0)	17.0%	33.8%
Gross profit	68.9	-	(10.8)	17.5	75.6	9.7%	25.4%
Gross margin	34.6%	-	0.0%	0.0%	34.2%	-40 bps	-40 bps
SG&A excl. deprec.&amort.	(46.4)	-	6.7	(7.2)	(46.9)	1.1%	15.5%
SG&A deprec.&amort.	(7.3)	-	1.1	(1.2)	(7.4)	1.4%	15.9%
SG&A total	(53.7)	-	7.7	(8.4)	(54.3)	1.1%	15.6%
Other operating income	2.4	-	(0.4)	0.4	2.4	1.5%	17.5%
Normalized EBIT	17.6	-	(3.5)	9.6	23.7	34.6%	54.4%
Normalized EBIT margin	8.8%	-	0.0%	0.0%	10.7%	190 bps	190 bps
Normalized EBITDA	32.5	-	(5.2)	10.8	38.1	17.3%	33.3%
Normalized EBITDA margin	16.3%	-	0.0%	0.0%	17.2%	90 bps	80 bps

LAS CSD&Nanc			Currency Translation	Organic Growth		% As	%
R$ million	YTD10	Scope			YTD11	Reported	Organic
Volume ('000 hl)	6,131.8	-	-	(42.5)	6,089.3	-0.7%	-0.7%
Net revenue	468.9	-	(70.7)	127.4	525.7	12.1%	27.2%
Net revenue/hl	76.5	-	(11.6)	21.5	86.3	12.9%	28.1%
COGS	(290.0)	-	44.5	(85.5)	(331.0)	14.1%	29.5%
COGS/hl	(47.3)	-	7.3	(14.4)	(54.4)	14.9%	30.4%
Gross profit	178.9	-	(26.2)	42.0	194.7	8.8%	23.5%
Gross margin	38.1%	-	0.0%	0.0%	37.0%	-110 bps	-110 bps
SG&A excl. deprec.&amort.	(103.9)	-	15.1	(25.3)	(114.1)	9.9%	24.4%
SG&A deprec.&amort.	(15.3)	-	2.0	(1.4)	(14.7)	-3.8%	9.5%
SG&A total	(119.2)	-	17.1	(26.8)	(128.8)	8.1%	22.5%
Other operating income	0.4	-	(0.4)	2.6	2.6	542.8%	629.1%
Normalized EBIT	60.1	-	(9.5)	17.8	68.5	13.9%	29.6%
Normalized EBIT margin	12.8%	-	0.0%	0.0%	13.0%	20 bps	20 bps
Normalized EBITDA	90.8	-	(13.4)	19.9	97.3	7.1%	21.9%
Normalized EBITDA margin	19.4%	-	0.0%	0.0%	18.5%	-90 bps	-80 bps

CSD & Nanc volumes in LAS decreased 4.7% in the period driven mainly by industry contraction.

Net Revenues/hl registered an organic growth of 33.1% in the quarter, as a result of price increases and effective trade spend management.

COGS/hl increased by 33.8% in the quarter mainly as a result of higher sugar, PET resin and labor costs as well as general inflation.

SG&A expenses, excluding depreciation and amortization, increased 15.5%, mostly as a result of personnel and transportation costs, general inflation and investments behind our brands.

LAS CSD & Nanc normalized EBITDA increased organically 33.3% in the quarter totaling R$ 38.1 million.

Second Quarter 2011 Results

August 11, 2011

Canada – Labatt

Canada results			Currency Translation	Organic Growth		% As	%
R$ million	2Q10	Scope			2Q11	Reported	Organic
Volume ('000 hl)	3,186.7	(220.4)	-	(49.2)	2,917.0	-8.5%	-1.7%
Net revenue	1,089.0	(25.6)	(65.3)	(15.4)	982.8	-9.8%	-1.4%
Net revenue/hl	341.7	16.8	(22.1)	0.5	336.9	-1.4%	0.1%
COGS	(331.5)	15.2	20.4	3.3	(292.7)	-11.7%	-1.0%
COGS/hl	(104.0)	(2.6)	6.9	(0.6)	(100.3)	-3.6%	0.6%
Gross profit	757.5	(10.4)	(44.9)	(12.1)	690.1	-8.9%	-1.6%
Gross margin	69.6%	0.0%	0.0%	0.0%	70.2%	70 bps	-10 bps
SG&A excl. deprec.&amort.	(323.0)	0.7	22.4	(11.3)	(311.2)	-3.7%	3.5%
SG&A deprec.&amort.	(18.5)	-	0.6	8.5	(9.4)	-49.3%	-45.8%
SG&A total	(341.5)	0.7	23.0	(2.8)	(320.6)	-6.1%	0.8%
Other operating income/expenses	1.9	-	(0.2)	2.6	4.3	nm	nm
Normalized EBIT	417.9	(9.7)	(22.0)	(12.4)	373.8	-10.6%	-3.0%
Normalized EBIT margin	38.4%	0.0%	0.0%	0.0%	38.0%	-30 bps	-60 bps
Normalized EBITDA	463.0	(9.7)	(25.2)	(13.6)	414.6	-10.5%	-3.0%
Normalized EBITDA margin	42.5%	0.0%	0.0%	0.0%	42.2%	-30 bps	-70 bps

Canada results			Currency Translation	Organic Growth		% As	%
R$ million	YTD10	Scope			YTD11	Reported	Organic
Volume ('000 hl)	5,492.8	(233.4)	-	(197.8)	5,061.5	-7.9%	-3.8%
Net revenue	1,832.5	(30.0)	(77.9)	(57.8)	1,666.8	-9.0%	-3.2%
Net revenue/hl	333.6	9.1	(15.0)	1.6	329.3	-1.3%	0.5%
COGS	(592.7)	15.9	23.9	41.1	(511.9)	-13.6%	-7.1%
COGS/hl	(107.9)	(1.8)	4.8	3.7	(101.1)	-6.3%	-3.4%
Gross profit	1,239.8	(14.2)	(54.0)	(16.7)	1,155.0	-6.8%	-1.4%
Gross margin	67.7%	0.0%	0.0%	0.0%	69.3%	160 bps	130 bps
SG&A excl. deprec.&amort.	(611.4)	0.6	27.2	1.2	(582.3)	-4.7%	-0.2%
SG&A deprec.&amort.	(31.8)	0.0%	0.9	11.7	(19.2)	-39.6%	-36.8%
SG&A total	(643.2)	0.6	28.1	13.0	(601.5)	-6.5%	-2.0%
Other operating income/expenses	1.1	0.0%	(0.3)	5.6	6.5	nm	nm
Normalized EBIT	597.7	(13.6)	(26.1)	1.9	559.9	-6.3%	0.3%
Normalized EBIT margin	32.6%	0.0%	0.0%	0.0%	33.6%	100 bps	120 bps
Normalized EBITDA	687.6	(13.6)	(29.8)	(5.2)	639.0	-7.1%	-0.8%
Normalized EBITDA margin	37.5%	0.0%	0.0%	0.0%	38.3%	80 bps	90 bps

Second quarter volumes decreased by -1.7%, impacted by a drop in beer industry volumes and a decrease in export sales. We estimate a 10 bps market share gain versus the prior year and have maintained the stable share position established over the past five quarters.

Net Revenue/hl grew +0.1% as price increases were offset by the final cycling of an Ontario tax change in 2010 while COGS/hl increased +0.6% in the quarter compared to the same period last year.

SG&A, excluding depreciation and amortization, grew 3.5% in Q2 as we partially offset a significant marketing investment increase, which relates to the timing of our investments versus last year, by savings in our fixed cost base.

Normalized EBITDA decreased by 3.0% in the quarter totaling R$ 414.6 million and resulting in an EBITDA margin compression of 70 bps.

The scope change reported in Canada refers to the phasing out of contracted volume supplied to NAB (North American Brewers) in connection to the grant of the perpetual license for Labatt branded beer for sale exclusively in the USA.

Second Quarter 2011 Results

August 11, 2011

Other operating income/(expenses)

Other operating income increased R$ 44.4 million in the quarter basically as a result of higher government grants in Brazil and tax provision reversals.

Other operating income/(expenses)	2Q10	2Q11	YTD10	YTD11

R$ million

Government grants	88.6	92.2	171.7	191.3
Tax recovery	2.7	2.9	9.1	2.9
(Additions to)/reversals of provisions	(1.1)	19.1	(9.1)	16.3
Net gain on disposal of property, plant and equipment and intangible assets	5.1	3.1	3.5	5.2
Net other operating income	21.9	44.2	35.9	81.1

	117.1	161.5	211.1	296.8

Special items

Special items totaled R$ 4.8 million in Q2 2011 compared to R$ 15.2 million net losses in Q2 2010, while the year to date results are mainly explained by the Labatt Hamilton brewery closure expenses and by restructuring costs.

Special items	2Q10	2Q11	YTD10	YTD11

R$ million

Restructuring	(14.3)	(4.8)	(31.8)	(5.3)
Labatt Hamilton Brewery closure expenses	(1.0)	-	(47.1)	-
Others	0.1	-	(2.7)	-

	(15.2)	(4.8)	(81.6)	(5.3)

Second Quarter 2011 Results

August 11, 2011

Net finance results

Ambev’s net finance result improved by R$ 80.1 million in Q2 2011 mainly because of: (i) lower net interest expenses, and (ii) gains with respect to derivative instruments which relate to the results of our ongoing hedging policy.

Net finance results	2Q10	2Q11	YTD 10	YTD 11
R$ million

Interest income	91.4	148.1	171.8	259.3
Interest expenses	(171.8)	(140.9)	(316.3)	(299.8)
Gains/(losses) on derivative instruments	(11.6)	(1.9)	(54.3)	41.0
Gains/(losses) on non-derivative instruments	24.1	12.8	(23.2)	13.2
Taxes on financial transactions	(9.5)	(9.0)	(20.3)	(21.3)
Other financial income/(expenses), net	(28.0)	(34.4)	(49.8)	(63.2)

Net finance results	(105.5)	(25.4)	(292.1)	(70.8)

The Company’s total debt decreased from R$ 6,770.4 million in December 2010 to R$ 5,056.7 million in June 2011.

	December 2010			June 2011
Debt Breakdown	Current	Non-current	Total	Current	Non-current	Total

Local Currency	1,156.7	2,817.5	3,974.2	831.5	2,161.2	2,992.7
Foreign Currency	1,449.5	1,346.7	2,796.2	1,091.6	972.3	2,064.0
Consolidated Debt	2,606.2	4,164.2	6,770.4	1,923.2	3,133.5	5,056.7

Cash and Equivalents			5,908.3			5,226.4
Current Investment Securities			1,069.3			516.4

Net Debt			(207.1)			(686.1)

Second Quarter 2011 Results August 11, 2011 Page 1

Provision for income tax & social contribution

Our weighted nominal tax rate was 32.3% in the period compared to 32.5% in Q2 2010, while the effective tax rate in Q2 2011 was 16.3% compared to Q2 2010 rate of 22.2%. The difference between both quarters is mainly due to an increase in the income taxes incentives, higher IOC payment and other tax adjustments.

The table below shows the reconciliation for income tax and social contribution provision.

Income tax and social contribution	2Q10	2Q11	YTD 10	YTD 11
R$ million

Profit before tax	1,964.4	2,204.0	4,176.9	4,911.9

Adjustment on taxable basis
Non-taxable net financial and other income	(155.7)	(84.7)	(243.1)	(204.1)
Goverment grants (VAT)	(88.6)	(88.4)	(171.7)	(187.5)
Share of results of associates	0.1	(0.0)	0.0	(0.1)
Hedging results	(3.2)	16.0	5.0	13.3
Expenses not deductible for tax purposes	66.1	31.1	93.1	108.2
	1,783.0	2,078.0	3,860.2	4,641.7
Aggregated weighted nominal tax rate	32.5%	32.3%	32.9%	32.6%
Taxes – nominal rate	(579.9)	(670.6)	(1,268.7)	(1,514.0)

Adjustment on tax expense
Incentives related to income taxes	48.0	133.3	91.1	210.9
Tax benefit - interest on shareholders' equity	94.4	124.3	204.1	250.9
Tax benefit - amortization on tax books	32.1	30.2	64.2	60.4
Withholding tax and other income	(31.6)	(12.1)	(57.6)	(39.8)
Non-deductible losses - foreign operations	2.2	(6.7)	(14.6)	(15.5)
Income tax provision reversal	(8.0)	(47.9)	(15.7)	(47.9)
Other tax adjustments	6.4	91.1	(0.8)	134.7
Income tax and social contribution expense	(436.5)	(358.3)	(998.1)	(960.2)
Effective tax rate	22.2%	16.3%	23.9%	19.5%

Non-controlling interest

Non-controlling interest in subsidiaries corresponded to a total expense of R$ 13.1 million in Q2 2011 compared to an expense of R$ 17.7 million in Q2 2010.

Profit

Ambev posted a profit of R$ 1,832.6 million in the Q2 2011 compared to R$ 1,510.2 million during the same period last year, an increase of 21.3%. Excluding special items, our net profit increased by 20.4% to R$ 1,837.3 million due to higher EBITDA, better net finance results and lower effective tax rate.

Second Quarter 2011 Results August 11, 2011 Page 1

Reconciliation between normalized EBITDA and profit

Both Normalized EBITDA and EBIT are measures used by Ambev’s management to measure the Company’s performance.

Normalized EBITDA is calculated excluding from Profit the following effects: (i) Non-controlling interest, (ii) Income Tax expense, (iii) Share of results of associates, (iv) Net finance results, (v) Special items, and (vi) Depreciation & Amortization.

Normalized EBITDA and EBIT are not accounting measures under accounting practices in Brazil, IFRS or the United States of America (US GAAP) and should not be considered as an alternative to Profit as a measure of operational performance or an alternative to Cash Flow as a measure of liquidity. Normalized EBITDA and EBIT do not have a standard calculation method and Ambev’s definition of Normalized EBITDA and EBIT may not be comparable to that of other companies.

Reconciliation - Profit to EBITDA	2Q10	2Q11	YTD 10	YTD 11
Profit - Ambev holders	1,510.2	1,832.6	3,160.4	3,921.2
Non-controlling interest	17.7	13.1	18.3	30.5
Income tax expense	436.5	358.3	998.1	960.2
Profit before taxes	1,964.4	2,204.0	4,176.9	4,911.9
Share of results of associates	0.1	(0.0)	0.0	(0.1)
Net finance cost	105.5	25.4	292.1	70.8
Special items	15.2	4.8	81.6	5.3
Normalized EBIT	2,085.2	2,234.1	4,550.7	4,988.0
Depreciation & amortization - total	338.4	349.5	713.2	694.2
(-) Depreciation & amortization - special items	(0.7)	-	(34.6)	-
Normalized EBITDA	2,422.9	2,583.6	5,229.4	5,682.1

Shareholding structure

The table below shows Ambev’s shareholding structure as of June 30, 2011.

Ambev shareholding structure
	ON	%Outs	PN	%Outs	Total	%Outs
Anheuser-Busch InBev	1,290,455,585	74.0%	629,090,105	46.2%	1,919,545,690	61.8%
FAHZ	297,810,410	17.1%	0	0.0%	297,810,410	9.6%
Market	155,197,497	8.9%	731,607,804	53.8%	886,805,301	28.6%
Outstanding	1,743,463,492	100.0%	1,360,697,909	100.0%	3,104,161,401	100.0%
Treasury	425,198		222,828		648,026
TOTAL	1,743,888,690		1,360,920,737		3,104,809,427
Free float BM&FBovespa	152,184,893	8.7%	449,898,058	33.1%	602,082,951	19.4%
Free float NYSE	3,262,449	0.2%	281,932,574	20.7%	285,195,023	9.2%

Second Quarter 2011 Results

August 11, 2011

Q2 2011 Earnings Conference Call

Speakers:	João Castro Neves Chief Executive Officer for Ambev
Nelson Jamel CFO and Investor Relations Officer

Language:	English

Date:	August 11th, 2011 (Thursday)

Time:	12:00 (Brasília time) 11:00 (ET)

Phone number:	US participants	+ 1(877) 317-6776
	International participants	+ 1(412) 317-6776

Code:	Ambev

Please call 15 minutes prior to the beginning of the conference call.

Webcast: The conference call will also be transmitted live through the Internet, available on Ambev’s website: http://webcast.mz-ir.com/publico.aspx?codplataforma=2919

Playback: The conference call replay through internet will be available one hour after conclusion at Ambev’s website: http://webcast.mz-ir.com/publico.aspx?codplataforma=2919. For Playback through telephone: Participants calling from USA: +1(877) 344-7529 / Participants calling from other countries: +1(412) 317-0088 / Code: 10001912# (pound key) - enter "1" to start the playback.

For additional information, please contact the Investor Relations Department:

Eduardo Salles (+55 11) 2122-1415 ir@ambev.com.br	Tatiana Rodrigues (+55 11) 2122-1414 actati@ambev.com.br

www.ambev-ir.com

Statements contained in this press release may contain information that is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and finance results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Second Quarter 2011 Results August 11, 2011 Page 20

Ambev - Segment financial information
Organic results
	Ambev Brazil									Hila Operations						Canada			Ambev
	Beer Brazil			CSD & NANC Brazil			Total Ambev Brazil			Quinsa			Hila-ex			Operations			Consolidated
	2Q10	2Q11%		2Q10	2Q11%		2Q10	2Q11%		2Q10	2Q11%		2Q10	2Q11%		2Q10	2Q11%		2Q10	2Q11%
Volumes (000 hl)	18,920	18,436	-2.6%	6,453	6,537	1.3%	25,373	24,973	-1.6%	6,772	6,760	-0.2%	1,565	1,532	10.6%	3,187	2,917	-1.7%	36,896	36,182	-0.9%

R$ million
Net sales	3,097.0	3,261.9	5.3%	633.3	629.6	-0.6%	3,730.4	3,891.5	4.3%	723.9	824.5	25.9%	135.1	112.9	15.4%	1,089.0	982.8	-1.4%	5,678.4	5,811.6	6.2%
% of total	54.5%	56.1%		11.2%	10.8%		65.7%	67.0%		12.7%	14.2%		2.4%	1.9%		19.2%	16.9%		100.0%	100.0%
COGS	(907.8)	(981.1)	6.0%	(294.1)	(316.2)	5.9%	(1,201.9)	(1,297.3)	6.0%	(315.0)	(357.7)	26.2%	(90.7)	(70.9)	9.6%	(331.5)	(292.7)	-1.0%	(1,939.0)	(2,018.6)	8.3%
% of total	46.8%	48.6%		15.2%	15.7%		62.0%	64.3%		16.2%	17.7%		4.7%	3.5%		17.1%	14.5%		100.0%	100.0%
Gross profit	2,189.2	2,280.8	5.0%	339.3	313.4	-6.2%	2,528.5	2,594.2	3.5%	408.9	466.8	25.8%	44.4	42.0	26.5%	757.5	690.1	-1.6%	3,739.4	3,793.0	5.2%
% of total	58.5%	60.1%		9.1%	8.3%		67.6%	68.4%		10.9%	12.3%		1.2%	1.1%		20.3%	18.2%		100.0%	100.0%
SG&A	(1,027.1)	(1,014.4)	-1.7%	(135.5)	(117.9)	-14.3%	(1,162.6)	(1,132.3)	-3.2%	(181.9)	(202.6)	23.4%	(85.4)	(64.9)	9.5%	(341.5)	(320.6)	0.8%	(1,771.3)	(1,720.4)	0.8%
% of total	58.0%	59.0%		7.7%	6.9%		65.6%	65.8%		10.3%	11.8%		4.8%	3.8%		19.3%	18.6%		100.0%	100.0%
Other operating income/(expenses)	87.5	122.0	39.4%	23.7	37.6	59.1%	111.2	159.7	43.6%	3.2	(2.4)	nm	0.9	(0.1)	-118.8%	1.9	4.3	nm	117.1	161.5	37.4%
% of total	74.7%	75.6%		20.2%	23.3%		94.9%	98.9%		2.7%	-1.5%		0.8%	-0.1%		1.6%	2.6%		100.0%	100.0%
Normalized EBIT	1,249.7	1,388.4	13.0%	227.4	233.1	5.4%	1,477.1	1,621.6	11.8%	230.3	261.7	24.3%	(40.1)	(23.0)	10.3%	417.9	373.8	-3.0%	2,085.2	2,234.1	10.6%
% of total	59.9%	62.1%		10.9%	10.4%		70.8%	72.6%		11.0%	11.7%		-1.9%	-1.0%		20.0%	16.7%		100.0%	100.0%
Normalized EBITDA	1,409.1	1,563.0	10.9%	274.0	287.5	4.9%	1,683.1	1,850.4	9.9%	300.2	328.1	20.0%	(23.4)	(9.5)	25.2%	463.0	414.6	-3.0%	2,422.9	2,583.6	9.0%
% of total	58.2%	60.5%		11.3%	11.1%		69.5%	71.6%		12.4%	12.7%		-1.0%	-0.4%		19.1%	16.0%		100.0%	100.0%

% of net sales
Net sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-29.3%	-30.1%		-46.4%	-50.2%		-32.2%	-33.3%		-43.5%	-43.4%		-67.1%	-62.8%		-30.4%	-29.8%		-34.1%	-34.7%
Gross profit	70.7%	69.9%		53.6%	49.8%		67.8%	66.7%		56.5%	56.6%		32.9%	37.2%		69.6%	70.2%		65.9%	65.3%
SG&A	-33.2%	-31.1%		-21.4%	-18.7%		-31.2%	-29.1%		-25.1%	-24.6%		-63.2%	-57.5%		-31.4%	-32.6%		-31.2%	-29.6%
Other operating income/(expenses)	2.8%	3.7%		3.7%	6.0%		3.0%	4.1%		0.4%	-0.3%		0.7%	-0.1%		0.2%	0.4%		2.1%	2.8%
Normalized EBIT	40.4%	42.6%		35.9%	37.0%		39.6%	41.7%		31.8%	31.7%		-29.7%	-20.3%		38.4%	38.0%		36.7%	38.4%
Normalized EBITDA	45.5%	47.9%		43.3%	45.7%		45.1%	47.6%		41.5%	39.8%		-17.4%	-8.4%		42.5%	42.2%		42.7%	44.5%

Per hectoliter - (R$/hl)
Net sales	163.7	176.9	8.1%	98.2	96.3	-1.9%	147.0	155.8	6.0%	106.9	122.0	26.1%	86.3	73.7	-4.5%	341.7	336.9	5.1%	153.9	160.6	7.2%
COGS	(48.0)	(53.2)	8.9%	(45.6)	(48.4)	4.5%	(47.4)	(51.9)	7.7%	(46.5)	(52.9)	26.4%	(57.9)	(46.3)	-10.5%	(104.0)	(100.3)	3.2%	(52.6)	(55.8)	9.2%
Gross profit	115.7	123.7	7.8%	52.6	47.9	-7.4%	99.7	103.9	5.2%	60.4	69.0	26.0%	28.4	27.4	7.6%	237.7	236.6	6.0%	101.3	104.8	6.1%
SG&A	(54.3)	(55.0)	0.9%	(21.0)	(18.0)	-15.4%	(45.8)	(45.3)	-1.6%	(26.9)	(30.0)	23.6%	(54.5)	(42.4)	-13.1%	(107.2)	(109.9)	9.9%	(48.0)	(47.5)	1.7%
Other operating income/(expenses)	4.6	6.6	43.1%	3.7	5.8	57.1%	4.4	6.4	45.9%	0.5	(0.4)	nm	0.6	(0.1)	-110.0%	0.6	1.5	nm	3.2	4.5	38.9%
Normalized EBIT	66.1	75.3	15.9%	35.2	35.7	4.0%	58.2	64.9	13.6%	34.0	38.7	24.5%	(25.6)	(15.0)	-33.9%	131.1	128.1	3.5%	56.5	61.7	11.7%
Normalized EBITDA	74.5	84.8	13.8%	42.5	44.0	3.6%	66.3	74.1	11.7%	44.3	48.5	20.2%	(15.0)	(6.2)	-52.5%	145.3	142.1	3.7%	65.7	71.4	10.0%

Second Quarter 2011 Results August 11, 2011 Page 21

Ambev - Segment financial information Organic Results
	Ambev Brazil									Hila Operations						Canada			Ambev
	Beer Brazil			CSD & NANC Brazil			Total Ambev Brazil			Quinsa			Hila-ex			Operations			Consolidated
	YTD 10	YTD 11%		YTD 10	YTD 11%		YTD 10	YTD 11%		YTD 10	YTD 11%		YTD 10	YTD 11%		YTD 10	YTD 11%		YTD 10	YTD 11%
Volumes (000 hl)	39,642	39,198	-2.6%	13,563	13,294	-2.0%	53,205	52,492	-1.3%	15,965	16,294	2.1%	3,160	3,131	11.9%	5,493	5,062	-3.8%	77,823	76,978	-0.3%

R$ million
Net sales	6,578.8	7,157.3	8.8%	1,327.3	1,329.9	0.2%	7,906.1	8,487.2	7.3%	1,768.0	1,983.4	24.3%	293.2	236.3	17.3%	1,832.5	1,666.8	-3.2%	11,799.8	12,373.7	8.5%
% of total	55.8%	57.8%		11.2%	10.7%		67.0%	68.6%		15.0%	16.0%		2.5%	1.9%		15.5%	13.5%		100.0%	100.0%
COGS	(1,862.6)	(2,068.1)	9.4%	(596.6)	(607.9)	0.4%	(2,459.2)	(2,676.0)	7.2%	(696.4)	(783.3)	24.8%	(189.8)	(154.5)	17.4%	(592.7)	(511.9)	-7.1%	(3,938.0)	(4,125.7)	8.6%
% of total	47.3%	50.1%		15.2%	14.7%		62.4%	64.9%		17.7%	19.0%		4.8%	3.7%		15.1%	12.4%		100.0%	100.0%
Gross profit	4,716.3	5,089.2	8.6%	730.7	722.0	0.0%	5,447.0	5,811.2	7.4%	1,071.6	1,200.1	23.9%	103.4	81.8	17.0%	1,239.8	1,155.0	-1.4%	7,861.8	8,248.1	8.4%
% of total	60.0%	61.7%		9.3%	8.8%		69.3%	70.5%		13.6%	14.6%		1.3%	1.0%		15.8%	14.0%		100.0%	100.0%
SG&A	(2,002.3)	(2,086.8)	3.7%	(292.6)	(284.3)	-4.0%	(2,294.9)	(2,371.1)	2.7%	(398.0)	(450.8)	25.4%	(186.0)	(133.4)	8.2%	(643.2)	(601.5)	-2.0%	(3,522.1)	(3,556.9)	4.7%
% of total	56.8%	58.7%		8.3%	8.0%		65.2%	66.7%		11.3%	12.7%		5.3%	3.8%		18.3%	16.9%		100.0%	100.0%
Other operating income/(expenses)	171.9	232.4	35.2%	41.8	64.1	53.5%	213.7	296.6	38.8%	(4.6)	(6.9)	97.5%	0.9	0.6	46.4%	1.1	6.5	nm	211.1	296.8	40.0%
% of total	81.4%	78.3%		19.8%	21.6%		101.2%	99.9%		-2.2%	-2.3%		0.4%	0.2%		0.5%	2.2%		100.0%	100.0%
Normalized EBIT	2,885.9	3,234.8	13.5%	479.9	501.8	7.1%	3,365.8	3,736.7	12.6%	668.9	742.4	22.5%	(81.7)	(51.0)	3.5%	597.7	559.9	0.3%	4,550.7	4,988.0	12.7%
% of total	63.4%	64.9%		10.5%	10.1%		74.0%	74.9%		14.7%	14.9%		-1.8%	-1.0%		13.1%	11.2%		100.0%	100.0%
Normalized EBITDA	3,206.8	3,581.6	11.7%	574.4	605.3	5.4%	3,781.2	4,186.9	10.7%	806.9	880.0	20.4%	(46.3)	(23.8)	9.0%	687.6	639.0	-0.8%	5,229.4	5,682.1	10.9%
% of total	61.3%	63.0%		11.0%	10.7%		72.3%	73.7%		15.4%	15.5%		-0.9%	-0.4%		13.1%	11.2%		100.0%	100.0%

% of net sales
Net sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-28.3%	-28.9%		-44.9%	-45.7%		-31.1%	-31.5%		-39.4%	-39.5%		-64.7%	-65.4%		-32.3%	-30.7%		-33.4%	-33.3%
Gross profit	71.7%	71.1%		55.1%	54.3%		68.9%	68.5%		60.6%	60.5%		35.3%	34.6%		67.7%	69.3%		66.6%	66.7%
SG&A	-30.4%	-29.2%		-22.0%	-21.4%		-29.0%	-27.9%		-22.5%	-22.7%		-63.5%	-56.4%		-35.1%	-36.1%		-29.8%	-28.7%
Other operating income/(expenses)	2.6%	3.2%		3.1%	4.8%		2.7%	3.5%		-0.3%	-0.3%		0.3%	0.3%		0.1%	0.4%		1.8%	2.4%
Normalized EBIT	43.9%	45.2%		36.2%	37.7%		42.6%	44.0%		37.8%	37.4%		-27.9%	-21.6%		32.6%	33.6%		38.6%	40.3%
Normalized EBITDA	48.7%	50.0%		43.3%	45.5%		47.8%	49.3%		45.6%	44.4%		-15.8%	-10.1%		37.5%	38.3%		44.3%	45.9%

Per hectoliter - (R$/hl)
Net sales	166.0	182.6	10.0%	97.9	100.0	2.2%	148.6	161.7	8.8%	110.7	121.7	21.8%	92.8	75.5	-10.7%	333.6	329.3	3.3%	151.6	160.7	8.8%
COGS	(47.0)	(52.8)	10.6%	(44.0)	(45.7)	2.5%	(46.2)	(51.0)	8.7%	(43.6)	(48.1)	22.3%	(60.1)	(49.4)	-9.6%	(107.9)	(101.1)	-1.9%	(50.6)	(53.6)	8.9%
Gross profit	119.0	129.8	9.8%	53.9	54.3	2.0%	102.4	110.7	8.9%	67.1	73.7	21.4%	32.7	26.1	-12.7%	225.7	228.2	5.8%	101.0	107.1	8.8%
SG&A	(50.5)	(53.2)	4.9%	(21.6)	(21.4)	-2.0%	(43.1)	(45.2)	4.1%	(24.9)	(27.7)	22.9%	(58.9)	(42.6)	-20.1%	(117.1)	(118.8)	6.2%	(45.3)	(46.2)	5.0%
Other operating income/(expenses)	4.3	5.9	36.7%	3.1	4.8	56.6%	4.0	5.6	40.7%	(0.3)	(0.4)	93.6%	0.3	0.2	-24.6%	0.2	1.3	nm	2.7	3.9	40.7%
Normalized EBIT	72.8	82.5	14.8%	35.4	37.7	9.2%	63.3	71.2	14.1%	41.9	45.6	20.0%	(25.9)	(16.3)	-29.5%	108.8	110.6	6.4%	58.5	64.8	13.2%
Normalized EBITDA	80.9	91.4	13.0%	42.4	45.5	7.5%	71.1	79.8	12.2%	50.5	54.0	18.0%	(14.6)	(7.6)	-40.8%	125.2	126.2	5.6%	67.2	73.8	11.3%

Second Quarter 2011 Results August 11, 2011 Page 22

CONSOLIDATED BALANCE SHEET	June 2011	December 2010
R$ million
Assets
Current assets
Cash and cash equivalents	5,251.3	5,909.3
Investment securities (CURRENT)	516.4	1,069.3
Trade and other receivables (current)	3,362.7	3,794.1
Inventories	2,052.1	1,905.2
Income tax receivable	358.7	181.2
Assets held for sale	3.1	51.8
	11,544.3	12,910.9
Non-current assets
Investment securities	197.9	208.7
Trade and other receivables	1,921.6	2,132.1
Deferred tax assets	1,061.4	1,089.8
Income tax receivable (non-current)	29.5	-
Employee benefits	20.7	20.9
Investments in associates	17.6	18.5
Property, plant and equipment	7,943.2	7,032.3
Intangible assets	1,732.4	1,823.2
Goodwill	17,374.3	17,441.8
	30,298.6	29,767.4

Total assets	41,842.8	42,678.3

Equity and liabilities
Current liabilities
Trade and other payables	7,587.4	7,142.9
Interest-bearing loans and borrowings (current)	1,923.2	2,606.2
Bank overdrafts	24.9	1.0
Income tax and social contribution payable	810.7	701.6
Provisions	117.6	103.0
	10,463.7	10,554.9
Non-current liabilities
Trade and other payables (NON CURRENT)	1,188.2	1,343.4
Interest-bearing loans and borrowings	3,133.5	4,164.2
Deferred tax liabilities	581.3	548.7
Provisions (non-CURRENT)	522.0	536.1
Employee benefits (non CURRENT)	930.4	966.2
	6,355.5	7,558.6

Total liabilities	16,819.2	18,113.5

Equity
Issued capital	7,770.6	7,613.8
Reserves	13,130.5	16,748.1
Retained earnings	3,921.2	-
Equity attributable to equity holders of AmBev	24,822.3	24,361.9
Non-controlling interests	201.3	203.0
Total Equity	25,023.6	24,564.8

Total equity and liabilities	41,842.8	42,678.3

Second Quarter 2011 Results August 11, 2011 Page 23

CONSOLIDATED STATEMENT OF OPERATIONS	2Q11	2Q10	YTD 11	YTD 10
R$ million

Net sales	5,811.6	5,678.4	12,373.7	11,799.8
Cost of sales	(2,018.6)	(1,939.0)	(4,125.7)	(3,938.0)
Gross profit	3,793.0	3,739.4	8,248.1	7,861.8

Sales and marketing expenses	(1,510.8)	(1,462.0)	(3,024.6)	(2,885.6)
Administrative expenses	(209.6)	(309.3)	(532.2)	(636.6)
Other operating income/(expenses)	161.5	117.1	296.8	211.1

Normalized EBIT	2,234.1	2,085.2	4,988.0	4,550.7

Special items	(4.8)	(15.2)	(5.3)	(81.6)

Income from operations (EBIT)	2,229.4	2,070.0	4,982.7	4,469.1

Net finance cost	(25.4)	(105.5)	(70.8)	(292.1)
Share of results of associates	0.0	(0.1)	0.1	(0.0)

Profit before income tax	2,204.0	1,964.4	4,911.9	4,176.9

Income tax expense	(358.3)	(436.5)	(960.2)	(998.1)

Profit	1,845.7	1,527.9	3,951.7	3,178.8
Attributable to:	-	-	-	-
Equity holders of Ambev	1,832.6	1,510.2	3,921.2	3,160.4
Non-controlling interest	13.1	17.7	30.5	18.3

Nº of basic shares outstanding	3,104.1	3,100.0	3,103.6	3,100.0
Nº of diluted shares outstanding	3,117.2	3,108.5	3,116.2	3,108.5

Basic earnings per share (preferred)	0.62	0.51	1.33	1.08
Basic earnings per share (common)	0.57	0.47	1.21	0.98
Diluted earnings per share (preferred)	0.62	0.51	1.32	1.08
Diluted earnings per share (common)	0.57	0.47	1.21	0.98

Second Quarter 2011 Results August 11, 2011 Page 24

CONSOLIDATED STATEMENT OF CASH FLOWS	2Q11	2Q10	YTD 11	YTD 10

R$ million
Cash Flows from Operating Activities
Profit	1,845.7	1,527.9	3,951.7	3,178.8
Depreciation, amortization and impairment	349.5	337.6	694.1	713.2
Impairment losses on receivables and inventories	18.1	25.2	35.1	52.9
Additions/(reversals) in provisions and employee benefits	6.5	58.5	30.5	120.4
Net finance cost	25.4	105.5	70.8	292.1
Other non-cash items included in the profit	(3.5)	41.1	(42.7)	58.0
Loss/(gain) on sale of property, plant and equipment and intangible assets	(2.0)	(5.1)	(4.2)	(3.5)
Loss/(gain) on assets held for sale	(1.2)	-	(1.0)	-
Equity-settled share-based payment expense	27.4	28.9	56.7	53.4
Income tax expense	358.3	436.5	960.2	998.1
Share of result of associates	(0.0)	0.1	(0.1)	0.0
Cash flow from operating activities before changes in working capital and use of provisions	2,624.3	2,556.1	5,751.3	5,463.5
Decrease/(increase) in trade and other receivables	(237.0)	(516.2)	87.9	(91.7)
Decrease/(increase) in inventories	130.0	(156.1)	(231.1)	(248.0)
Increase/(decrease) in trade and other payables	72.0	669.1	(1,034.9)	(155.2)
Cash generated from operations	2,589.3	2,552.9	4,573.2	4,968.5
Interest paid	(55.0)	(106.6)	(283.2)	(229.4)
Interest received	39.6	82.8	125.4	116.8
Income tax paid	(150.1)	(162.7)	(756.0)	(605.4)
Cash flow from operating activities	2,423.9	2,366.4	3,659.4	4,250.5
Proceeds from sale of property, plant and equipment	4.0	11.4	11.7	21.2
Repayments of loans granted	(0.3)	0.5	-	0.8
Purchase of non-controlling interest	-	2.6	-	-
Acquisition of property, plant and equipment	(996.1)	(494.3)	(1,569.4)	(713.0)
Acquisition of intangible assets	(5.7)	(33.5)	(13.0)	(33.9)
Net proceeds/(acquisition) of debt securities	544.1	57.2	542.5	41.6
Net proceeds/(acquisition) of other assets	1.9	-	3.1	-
Cash flow used in investing activities	(451.9)	(456.1)	(1,025.2)	(683.4)
Capital increase	4.8	-	5.0	-
Advancement for future capital increase	198.7	-	198.7	-
Capital increase of non-controlling interests	-	-	-	41.8
Proceeds from borrowings	96.2	46.3	175.0	157.5
Proceeds/repurchase of treasury shares	(4.2)	14.4	(4.2)	15.0
Repayment of borrowings	(1,455.5)	(603.1)	(1,600.8)	(833.9)
Cash net finance costs other than interests	(78.2)	(26.8)	(91.9)	(60.2)
Payment of finance lease liabilities	(2.9)	(2.7)	(3.7)	(3.3)
Dividends (paid)/received	(29.5)	(992.7)	(1,838.6)	(1,023.8)
Cash flow used in financing activities	(1,270.6)	(1,564.7)	(3,160.5)	(1,706.8)
Net increase/(decrease) in cash and cash equivalents	701.4	345.6	(526.2)	1,860.3
Cash and cash equivalents less bank overdrafts at beginning of period	4,628.7	5,547.7	5,908.3	4,024.3
Effect of exchange rate fluctuations	(103.7)	21.0	(155.7)	29.7
Cash and cash equivalents less bank overdrafts at end of period	5,226.4	5,914.3	5,226.4	5,914.3

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 11, 2011

COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV

By:	/s/ Nelson Jose Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer